MANLY, P.A.

ATTORNEY AND COUNSELOR AT LAW

March 16, 2010

De Leon & Company, P.A.
510 NW 159 Lane
Pembroke Pines, FL 33028

Re: **Healthway Shopping Network, Inc. (the "Company")**

Dear Sirs:

I have been requested by the above referenced company to furnish you with certain information that existed as of December 31, 2009 through date of this response.

I call your attention to the fact that this firm has during the relevant time represented the Company only in connection with a review of an S-1 Registration Statement and related documentation.

Subject to the foregoing, we advise you that we have been engaged to give substantive attention to only those items described below. Other than as described below, we have not been engaged to give substantive attention to, or represent the Company in connection with, any other loss contingencies coming within the scope of clause (a) of Paragraph 5 of the Statement of Policy referred to in the last paragraph of this letter.

Pending or threatened litigation

We have no knowledge of any pending or threatened litigation against the Company.

Unasserted Claims and Assessments

We have no knowledge of any unasserted possible claims or assessments.

There were no attorney's fees or legal support fees to Richard P. Greene Business & Legal Support owed as of March 12, 2010.

The information set forth herein is as of the date of this letter, is not a legal opinion, and is based on limited review only, and except otherwise noted, we disclaim any undertaking to advise you of any changes which thereafter may be brought to our attention.

This report is limited by, and in accordance with, the ABA Statement of Policy Regarding Lawyers= Responses to Auditors= Requests for Information, (December, 1975), without limiting the scope and use of this response, (Paragraphs 2 and 7), are specifically incorporated herein by reference, and any description herein of any Aloss contingencies@ is qualified in its entirety by Paragraph 5 of the Statement and the accompanying Commentary, (which is an integral part of the Statement). Consistent with the last sentence of Paragraph 6 of the ABA Statement of Policy and pursuant to the Company=s understanding as set forth in its audit inquiry letter to us that whatever in the course of performing legal services for the company with respect to a matter recognized to involve an unasserted possible claim or assessment that may call for financial statement disclosure, we have formed a professional conclusion that the Company must disclose or consider disclosure concerning such possible claim or assessment and we, as a matter of professional responsibility to the Company, will so advise the Company and will consult with the Company concerning the question of such disclosure and the applicable requirements of Statement of Financial Accounting Standard No. 5.

If you have any questions or require any further information, please do not hesitate to contact me.

Very truly yours,

Wani Iris Manly, Esq.
W. MANLY, P.A.
For the Firm

WIM

cc: client
cc: Richard P. Greene Business & Legal Support, Inc.

10 SW South River Drive, Suite 1712 Miami, Florida 33130
Tel 305.[illegible].8236 Fax 305.396.6570
wmanly@manlylaw.com www.manlylaw.com